ANNUAL REPORT DATED JULY 27, 2016

VIRTUIX HOLDINGS INC.

1826 Kramer Lane, Suite H, Austin, TX 78758

www.virtuix.com

TABLE OF CONTENTS

DESCRIPTION OF BUSINESS	- 1 -
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 7 -
DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	- 9 -
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	- 11 -
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 12 -
CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING MARCH 31, 2016 AND MARCH 31, 2015	- 13 -

In this Annual Report, the term “Virtuix” or “the company” refers to Virtuix Holdings Inc. and its operating subsidiary, Virtuix Inc., on a consolidated basis.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ii

DESCRIPTION OF BUSINESS

Basic Information about the Company and Overview

In 2011, prior to founding the company, Jan Goetgeluk began developing the product that would become the company’s core product. Virtuix was first founded as Virtuix Technologies LLC in April 2013. Virtuix Technologies LLC converted into Virtuix Inc. in November 2013. In December 2013, Virtuix Holdings Inc. was incorporated in Delaware to act as the holding company for Virtuix Inc., Virtuix Interactive I LLC (a subsidiary formed in January 2014), and Virtuix Manufacturing Ltd. (a subsidiary organized in Hong Kong formed in January 2015, and acquired by Virtuix Holdings Inc. on June 24, 2015).

Virtuix’s mission is to be the leading platform for Active VR, which includes any VR application that requires first-person navigation in-game, such as walking or running. Examples of Active VR include first-person shooters, first-person adventure or exploration games, and any non-gaming applications that require first-person navigation like training simulations, real estate walk-throughs, or virtual tourism. In comparison to the current competitors in the market space, as of September 30, 2015, Virtuix has completed the largest donation/reward crowd funding campaign and has sold the most units through pre-orders.

Production of the Omni began in the fourth quarter of 2015. As of the date of this Annual Report, the company is currently delivering on pre-orders it received and is taking new orders for its product.

Principal Products and Services

The company’s primary product is the Omni. The Omni is the first-of-its kind virtual reality motion platform for moving freely in 360 degrees in VR games or applications. The Omni permits video game users' own movements to control the movement of characters in a virtual reality context — users move freely and naturally on a physical platform that is integrated into a virtual reality system. This allows for users to walk, run, sit, strafe, and jump inside virtual worlds. The device has no moving parts, which makes it durable, compact, and affordable. The Omni is compatible with PC based and mobile VR head mounted display devices currently available or coming to market (such as the Oculus Rift, HTC Vive, Samsung Gear VR, and Google Cardboard), and with content that uses standard gamepad input and is VR enabled.

The company also sells accessory products that are required to use the Omni, or provide additional benefits to Omni users. These products include Omni Shoes, Omni Tracking Pod, Omni Harness, VR Rack, and VR Boom.

The company believes true virtual reality cannot be experienced sitting down. Active VR applications like first-person shooters or exploration games require movement in-game that does not translate well to a seated or standing player setup due to physical constraints, safety issues, and simulator sickness. The panoramic visuals offered by head mounted displays need corresponding natural movement to maintain the user’s sense of orientation and feeling of immersion. The Omni enables popular Active VR experiences safely, comfortably, and provides the fun, addictive, and immersive entertainment experiences that gamers and mainstream consumers long for. The company believes that the Omni can be used in contexts other than gaming, including: corporate training and simulations, exercise and fitness, architectural design/construction, entertainment, health care/physical therapy, virtual workplaces and events, and virtual tourism. Ultimately, Virtuix’s vision is to have an Omni be part of every Active VR setup both for home use and commercial applications.

The first version of the Omni hardware has been designed for direct-to-consumer online sales. The company anticipates that future versions will have the margin, scale, and design to allow for wholesale and retail distribution. The company began delivery of the Omni in December 2015 to Kickstarter backers that elected to participate in the Virtuix Pathfinder program. The company has received valuable feedback from these Pathfinder participants regarding the hardware and performance of the Omni. The Pathfinder program formally concluded at the end of June 2016. In a survey of Pathfinder users, we were provided with the following additional data:

•	Participants were using the Omni a total of 5.8 hours per week;
•	100% of participants stated that their level of fun and engagement in VR is higher when using the Omni compared to seated or standing VR;
•	100% of participants stated that their sense of presence (the belief that you are in another world) was either noticeable or greatly enhanced by using the Omni;
•	90% of participants would recommend the Omni to a friend in the form in which it was provided to Pathfinder participants;
•	100% of participants stated to be satisfied as an Omni customer and gave the company’s communication and customer service excellent ratings.

To encourage customer engagement with the Omni, the company is continuing to develop software for users to create profiles and track usage, as well as developing its own Omni social platform— Omni ConnectTM and Omni OnlineTM, respectively. Omni Connect is a software application that aims to track a user’s physical metrics and usage, such as steps taken, distance walked, and calories burned. Omni Online provides the product’s social gaming functionality, including online storage of player’s profiles and gaming stats, and the presence of universal leader boards and league standings. The company intends to use Omni Online to transform the traditional solitary VR experience to a fun, addictive, and social (multiplayer) Active VR experience with the Omni. The current version of the social platform allows users to create a profile, access universal leader boards, and maintain data on usage of the Omni. Over time, the company intends to build out the Omni social platform functionality to deliver the user experience described above.

While the Omni is compatible with existing video games and virtual reality systems, the company is developing its own games under the TRAVR content universe. TRAVR games are first-person action games that demonstrate the capabilities of the Omni and aim to provide fun, addictive, and repeatable gaming experiences unavailable from any other product. These games will be specifically designed to allow users to engage the full functionality of the Omni in their gameplay.

The company is also developing its Omni Pro, of which a prototype was revealed at the December 2014 Interservice/Industry Training, Simulation and Education Conference ("I/ITSEC") conference sponsored by the National Training and Simulation Association. The Omni Pro is a larger system than the Virtuix Omni and allows for users to crouch in addition to walking, running, and jumping.

Market

The company believes virtual reality is the next phase of human computer interaction. The principal market for the Omni are individual consumers who are currently using virtual reality head mounted display ("HMD") or plan to use virtual reality HMD to augment their game playing experience. The company estimates that from its Fiscal Year 2016 to its Fiscal Year 2019, the global market for HMDs will grow from 8,225,000 to 38,000,000 units sold per year. This estimate is derived from averaging projections made in industry research reports of Business Insider from April 27, 2015, Piper Jaffray from May 2015, KZero Worldwide from July 2014, and Gartner from May 2015. These reports were not produced for the company.

Since those reports were issued, there have been a few significant announcements that may validate those market growth projections. At the E3 Expo in Los Angeles in June 2016, significant gaming industry companies announced new commitments to virtual reality. These announcements included Microsoft bringing VR to its Xbox through its “Project Scorpio” hardware development that will better support VR gaming; Sony’s announcement that it will release its PlayStation VR headset in October 2016, with 50 VR-compatible games on sale by the end of the year; and major game developer Bethesda announced a Doom VR technology demonstration and that Fallout 4 would be fully VR-compatible, representing two game titles that are among the most popular in the world.

Marketing/Distribution Channels

The company is currently taking pre-orders of the Omni directly through its own website. It previously accepted pre-orders in a crowdfunding campaign through Kickstarter that ended in July 2013. That campaign resulted in $1.1 million of pre-orders. Marketing efforts have been focused on PC gamers as early adopters. Virtuix reaches these gamers with a variety of online and offline marketing campaigns, such as online game videos or live demos at trade shows and events.

The company has also received interest from customers regarding use of the Omni to generate revenues for their businesses. Some customers have purchased multiple Omnis to set up entertainment stations in shopping malls, theaters, and other public places. For those customers, Virtuix has put in place a commercial license that will allow those customers to generate revenue from the Omni. These commercial users include internet cafes, many of which will be retrofitted as VR cafes in the coming years. Through the help of a strategic investment from Leyard, a multi-billion-dollar, public Chinese company, Virtuix will have the ability to reach those internet cafes retrofitting as VR cafes and gaming centers in China.

The main growth driver has been showing the product to influential gamers, journalists and bloggers, and letting them demo the Omni. The coverage and content that they created has driven customers to buy the product online. The company plans to increase its online and offline marketing campaigns, demos and marketing events, and community engagement.

Virtuix made significant efforts to build the Omni brand and reputation among the eSports, PC gaming, and VR enthusiast communities.

The company has also received interest from several commercial markets, including the military industry for training and simulation, the gym industry for exercise and fitness, the architecture and real estate industries for virtual walkthroughs, and the arcade industry for commercial out-of-home entertainment. The company will continue to explore distribution to these markets.

Competition

The bio-mechanics of locomotion in virtual reality are a hard problem to solve. Human bodies are sensitive to physical movements and computer interactions that feel unnatural. This is a specialist area of interface design that is currently not addressed by most major electronics manufacturers. The Omni uses a proprietary, low-friction, concave platform that enables a smooth and natural gait. The Omni footwear contains proprietary low-friction pads that allow for an immersive walking and running motion on the Omni base. A support ring and untethered support harness aim to provide both safety and versatility for rapid, unconstrained movement. Users are kept safely upright on the Omni thanks to the support ring and harness.

The company will face competition from other equipment manufacturers, including manufacturers that have not begun developing their own products. Virtuix believes that the Omni will have advantages over other competitors currently in the market space, including:

•	Lowest price point of $699;
•	Defensible product features, trade secrets, and intellectual property;
•	Smallest physical footprint; and
•	First to market.

Its first-mover advantage for fully immersive omnidirectional treadmills has been a key strength for Virtuix. The company’s early product demonstrations and pre-order volume have resulted in strong relationships with headset makers, content creators, game developers, and the makers of VR accessories and controllers. The company anticipates building on these relationships as Omnis are delivered to pre-order purchasers.

The Omni does not compete with headset makers and contents creators. Instead, the Omni acts as the compatible interconnect between other VR devices and content creators, providing the necessary input solution that enables popular Active VR experiences.

Product Delivery

The company began delivery of the Omni in December 2015 to those Kickstarter backers that participated in the Pathfinder program. The company produced 60 units for the Pathfinder Program. As a result of the testing and use by the Pathfinder users, the company has implemented various quality improvements. As of July 1, 2016, the company has started its pilot run of its dedicated, high volume Omni assembly line. Following an initial run of 35 units, the company intends to firm up its production and delivery schedule to enable an initial throughput of 100 units in August 2016, 400 units in September, 800 units in October, 1,500 units in November, and 2,000 units per month by the end of 2016.

Suppliers

The company has entered into an Original Equipment Manufacturing Agreement with an electronics manufacturer in China. The manufacturing agreement provides a non-exclusive right to manufacture the Omni at the specifications provided by Virtuix. The manufacturer is responsible for making the plastic components and assembling the final product with materials obtained from other suppliers. All manufactured products will be required to meet the Acceptable Quality Level of the product specifications provided by Virtuix. Virtuix owns the plastic injection molds used to construct the Omni and could utilize additional manufacturers or change manufacturers.

Research and Development

Since inception, the company has spent approximately $1.74 million on research and development of its products.

Employees

Virtuix has 15 employees working full-time in Austin, TX, and 12 employees working full time in China. Additionally, the company has engaged one contractor at its Austin, TX location. Two part-time roles are filled by contactors as well.

Intellectual Property

The company relies on its intellectual property. As of May 3, 2016, the company received patent protection for “LOCOMOTION SYSTEM AND APPARATUS” (Patent 9329681). That patent has been assigned to Venture Lending & Leasing VII, Inc. as collateral for a venture debt loan received by the company in September 2014.

As May 3, 2016, the company has outstanding three non-provisional utility patent applications, two provisional utility patent applications, and three design patent applications.

	Application	Title	Type	Date
	Number			Filed
1	14/062,625	Locomotion System and Apparatus	Non-Provisional	10/24/2013
Utility
Patent
Application
2	29/488,951	Omni-directional Locomotion Platform	Design Patent	4/24/2014
Application
3	14/663,433	METHOD GENERATING AN INPUT IN AN	Non-provisional	3/19/2015
		OMNIDIRECTIONAL LOCOMOTION SYSTEM	Utility
Patent
Application
4	15/056,741	HAPTIC GLOVE FOR USE IN A VIRTUAL	Non-Provisional	4/7/2015
		ENVIRONMENT	Utility
Patent
Application
5	62/198,032	OMNIDIRECTIONAL LOCOMOTION SYSTEM AND	Provisional	7/28/2015
		APPARATUS	Utility
Patent
Application
6	62/253,317	METHOD OF SOFT-DECOUPLING VIRTUAL REALITY	Provisional	11/10
		INPUT DATA; SYSTEM AND METHOD OF IDENTIFYING	Utility	/2015
		A SENSOR	Patent
Application
7	29/563,268	OMNIDIRECTIONAL LOCOMOTION PLATFORM	Design Patent	05/03/2016
Application
8	29/563,271	OMNIDIRECTIONAL LOCOMOTION PLATFORM	Design Patent	05/03/2016
Application

The application titled "Locomotion System and Apparatus" has been filed with international patent regulators in Europe, China, Russia, India, Brazil, South Korea, and Australia.

Additionally, Virtuix has entered into a License Agreement with CloudNav, Inc. covering the license of CloudNav, Inc.'s Sensor Fusion Library and Virtual Reality Motion Library.

The company has also filed for trademark protection for the following marks:

	Serial Number	Mark	Class	Date Filed
1	85851171	VIRTUIX	009	2/15/2013
2	85851157	VIRTUIX OMNI	028	2/15/2013
3	85851157	VIRTUIX OMNI	025	6/6/2013
4	86156858	TRAVR	009	1/2/2014
5	86767907	OMNI ARENA	009	9/24/2015
6	86770768	OMNI VR	009/038/041	9/28/2015
7	86775663	OMNIVERSE	038	10/1/2015
8	86775674	VIRTUIX OMNIVERSE	009/038/041	10/1/2015
9	86820828	OMNI ONLINE	041	11/16/2015
10	86820832	OMNI CONNECT	009	11/16/2015

Trademark protection was granted for the VIRTUIX OMNI mark on June 7, 2016, and for the OMNI ARENA mark on July 12, 2016.

The trademark applications for "Virtuix" and "Virtuix Omni" filed on February 15, 2013 have been filed with international trademark regulators in Argentina, Brazil, Canada, European Union, Taiwan, and the World Intellectual Property Organization.

The company is currently involved in a dispute in China regarding the trademark "Virtuix Omni".

Litigation

The company has been named a defendant in a legal proceeding in the 149th District Court of the State of Texas by Glen Jones. The Service of Process was mailed on July 13, 2015. The lawsuit alleges breach of contract and seeks monetary damages and other civil remedies, all of which the company has denied in its filed answer.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Between April 1, 2015 and March 31, 2016 (“Fiscal 2016”), the company has begun to recognize sales of its core product, the Omni. Through online pre-orders, the company has received nearly $2.5 million in cash, which is recorded as deferred revenue. The company began production in December 2015 and delivered its first product on December 15, 2015 to Kickstarter backers who elected to participate in the Virtuix Pathfinder program. The Pathfinder program formally ended at the end of June 2016. With the feedback from Pathfinder Participants, and test runs in our manufacturing process, the company anticipates being able to increase production and deliveries of pre-ordered Omni units. Revenue from those pre-orders will be recognized upon delivery of those orders.

Pre-orders of the Omni began in June 2013 with the company's successful Kickstarter campaign. With an original goal of raising $150,000 by offering rewards and pre-orders, the company raised over $1.1 million. Certain revenues from the rewards offered in the Kickstarter campaign (such as t-shirts and posters) other than the Omni were recognized (together with related costs) upon delivery of the reward. The approximate time period these revenues were recognized over was from September to December 2014.

With the delivery of units as part of the Pathfinder program, the company has recorded $17,270 in sales, offset by cost of goods sold of $27,262, for an operating loss of $9,992 in Fiscal 2016. The company anticipated that the cost of goods sold on the Pathfinder units would exceed the revenue on these units. The company took this approach to encourage participation of Pathfinder participants, who provided valuable feedback to the company. The company also anticipates future per unit losses on delivery of Kickstarter pre-orders based on the prices selected to achieve customer interest at the current cost of goods sold. Cost of goods includes the cost of materials to produce each Omni, manufacturing costs, shipment costs, licensing fees with CloudNav, Inc., and other costs associated with the sale of the company's core product. The company's operating expenses consist of rent, payroll, professional services, selling expenses, and research and development. Operating expenses for Fiscal 2016 totaled $4,465490, a 29.4% increase from $3,449,829 for Fiscal 2015. The primary components of the increase from Fiscal 2015 to Fiscal 2016 were:

•	a 48.3% increase in general and administrative expenses covering personnel costs, rent, insurance, professional and legal services, and expenses incurred other than for sales activities; and
•	a 128% increase in selling expenses as the company began to increase marketing efforts.

As a result of the foregoing factors, the company's net loss for Fiscal 2016 was $4,596,465, a 30.4% increase from net loss of $3,525,174 in Fiscal 2015.

As of March 31, 2016, the company had acquired $123,334 in inventory assets. These assets comprised electronic component parts for the Omni, Omni’s in the manufacturing process, and finished goods.

Liquidity and Capital Resources

During Fiscal 2016, the company commenced its planned principal operations with the shipment of its first product in December 2015. During this time, the company has not generated meaningful revenues or profits and has sustained net losses of $4,596,465 and $3,525,174 in Fiscal 2016 and Fiscal 2015, respectively. As of March 31, 2016, the company had cash on hand of $845,553.

The company’s operations have largely been financed to date from its financing and pre-sales activities. The company was initially capitalized by the company's founder Jan Goetgeluk in the amount of $183,132. Then in June 2013, the company launched a Kickstarter campaign, which generated $1.1 million in cash for the company. From April through May 2014, the company was further capitalized by equity investments from its stockholders in the amount of $3,000,000 from three sources, including $175,000 in related party notes subsequently converted into Series Seed Preferred Stock, $400,000 in convertible notes subsequently converted into Series Seed Preferred Stock, with the remainder being direct sales of the company’s Series Seed Preferred Stock. From December 2014 to February 2015, the company received an additional equity investment from its stockholders in the amount of $2,997,000 through the sale of its Series 2 Seed Preferred Stock. From May 2015 to July 2015, the company received $879,701 from the sale of convertible promissory notes that converted into Series 2 Seed Preferred Stock on September 30, 2015.

On March 22, 2016, the company’s offering of up to 6,432,247 shares of its Series A Preferred Stock at a price of $2.332 per share was qualified by the Securities and Exchange Commission. As of June 30, 2016, the company has received approximately $3.8 million from its offering of Series A Preferred Stock. The offering is being conducted by SI Securities, LLC through the SeedInvest online investment platform, and will conclude on July 31, 2016. Additional closings may occur after July 31, 2016.

In addition to its sales of equity and convertible notes, the company has entered into a venture loan agreement with Venture Lending & Leasing VII, Inc. in September 2014. The company received $1,000,000 from this loan. As of March 31, 2016, the unpaid principal balance of the loan was $639,414.

On June 25, 2015, the company entered into a 39-month non-cancelable operating lease agreement for office space. The lease is set to expire on September 30, 2018. For the fiscal years ending March 31, 2017 and March 31, 2018, the company will have paid $82,350 and $85,050, respectively, towards this lease.

Trend Information

By the end of June 2016, the company has completed nearly all of the quality improvement identified by participants in the Pathfinder program and has started a pilot run of 35 Omni units. Based on the company’s evaluation of the pilot run and arrangements with supply chain partners, the company will continue to fine-tune the production process to increase production and timely delivery of Omni orders. The company’s aim is to produce 100 units in August 2016, followed by 400 units in September 2016, and increasing production to reach 2,000 units per month by the end of calendar year 2016.

The per unit cost of goods sold for units produced for the Pathfinder program was approximately $875. This figure excludes the cost of shipping. The company has since reduced the per unit cost of each Omni sold by approximately 40% for its first run of units following the pilot run.

On a quarterly basis, starting on September 30, 2015 and ending on June 30, 2016 the company estimates that quarterly pre-order volume categorized as deferred revenue to be: $147,604, $368,477, $382,683. These pre-order figures may be revised as the company processes returns and may not be fully realized as revenue.

In June 2016, Leyard, a public Chinese company, made an investment in Virtuix. The company believes Leyard will become an important partner of Virtuix for accessing the potential market in China. China has the potential to be the largest single market for virtual reality. There are approximately 140,000 internet cafes in China, many of which will be retrofitted as VR cafes. With Leyard’s participation, the company believes it will be able to sell Omni’s to these VR cafes.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following table sets out the company’s officers and directors. All work with the company on a full-time basis.

Name	Position	Age	Term of Office (if indefinite, give date appointed)
Executive Officers:
Jan L. Goetgeluk	CEO	32	April 15, 2013
David Robert Malcolm Allan	Pres.	49	August 12, 2013
Directors:
Jan L. Goetgeluk	CEO	32	April 15, 2013

Jan Goetgeluk, CEO and Sole Director

Jan Goetgeluk is the founder and CEO of Virtuix since its inception in February 2013. Prior to founding Virtuix, Mr. Goetgeluk was an Investment Banking Associate with JP Morgan Chase in Houston and New York. He served in that role from May 2010 to February 2013. While working as an investment banker, he started developing the Omni after hours, often working until late in the morning. In February 2013, after two years of researching, experimenting, and prototyping, Mr. Goetgeluk decided to leave his full-time job and founded Virtuix to bring the Omni to market. Mr. Goetgeluk holds a Bachelor of Science and Master of Science degree in Mechanical Engineering from the University of Ghent in Belgium, and an MBA degree from Rice University in Houston.

David Allan, COO and President

David Allan is currently President and Chief Operating Officer of Virtuix. He has served as President since December 2013 and as Chief Operating Officer since August 2013. Prior to joining the company, Mr. Allan was Vice President of ERP Power LLC, a California electronics startup, from June 2008 to January 2012. In that position he was responsible for setting up a China manufacturing subsidiary employing 200 workers. From January 2006 to May 2008, Mr. Allan was a senior manager at Flextronics, a Fortune 500 manufacturing company. Other prior positions include twelve years as co-owner of a Taiwan-based OEM hardware business. Mr. Allan holds a B.A.Sc. degree in Systems Design Engineering from the University of Waterloo.

Compensation of Directors, Executive Officers, and Key Employees

For the fiscal year ended March 31, 2016 the company only had two executive officers and one director. The compensation for its two executive officers was as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Jan Goetgeluk	Chief Executive Officer	$55,962	N/A	$55,962
David Allan	Chief Operating Officer	$189,875*	N/A	$189,875

* Includes payment of a $14,875 bonus on top of annual salary of $175,000.

For the fiscal year ended March 31, 2016, Jan Goetgeluk, the sole director, was not compensated for his services as a Director.

In June 2014, the company granted David Allan options to acquire 1,125,000 shares of Common Stock of Virtuix Holdings, Inc. The options were granted on a three year vesting schedule at an exercise price of $0.11 per share.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of March 31, 2016, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of the company’s voting securities, or having the right to acquire those securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Jan Goetgeluk, 8406 Hub Cove, Austin, TX 78759	5,500,000 shares of common stock	0	100%
Common Stock	David Allan, 5F-1, #273, Alley 3, Lane 219, Chung Shan N. Road, Section 7, Taipei, Taiwan 11285	--	1,125,000 shares available from issued stock options subject to three year vesting schedule	17%

The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The company has not entered into any transactions in which the management or related persons have interest in outside of the ordinary course of operations of the company.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING MARCH 31, 2016 AND MARCH 31, 2015

The consolidated balance sheets of Virtuix Holdings, Inc. and Subsidiaries for the fiscal year ended March 31, 2016 and March 31, 2016, and the consolidated statements of operations, changes in stockholders' equity, and cash flows of Virtuix Holdings, Inc. and Subsidiaries for each such period have been included in this Annual Report with the Independent Auditor's Report of Artesian CPA, LLC, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

Virtuix Holdings, Inc. and Subsidiaries

Consolidated Financial Statements and Independent Auditor’s

Report March 31, 2016 and 2015

Virtuix Holdings, Inc. and Subsidiaries

To the Stockholders of:
Virtuix Holdings, Inc. and Subsidiaries
Austin, Texas

INDEPENDENT AUDITOR’S REPORT

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Virtuix Holdings, Inc. (a corporation) and subsidiaries, which comprise the consolidated balance sheets as of March 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Virtuix Holdings, Inc. and subsidiaries, as of March 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The accompanying supplementary information, comprised of the consolidating balance sheets as of March 31, 2016 and 2015 and the consolidating statements of operations for the years then ended, are presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

/s/ Artesian CPA, LLC

Denver, Colorado
July 25, 2016

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Virtuix Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets
As of March 31, 2016 and 2015

ASSETS
	March 31,	March 31,
	2016	2015
CURRENT ASSETS
Cash and cash equivalents, including restricted cash of $27,752 at March 31, 2016 and 2015	$845,553	$3,876,657
Inventory	123,334	-
Prepaids and other current assets	173,378	47,498
TOTAL CURRENT ASSETS	1,142,265	3,924,155

NONCURRENT ASSETS
Property and equipment	586,727	124,962
Less: accumulated depreciation	(97,154)	(24,671)
Net property and equipment	489,573	100,291

Intangibles	102,484	77,696
Less: accumulated amortization	(24,409)	(11,302)
Net intangibles	78,075	66,394

Deferred tax asset (net of valuation allowance of $3,046,888 and $1,473,807 at March 31, 2016 and 2015)	-	-

Deferred loan costs	12,000	12,000
Less: accumulated amortization	(6,327)	(2,331)
Net deferred loan costs	5,673	9,669

TOTAL NONCURRENT ASSETS	573,321	176,354

TOTAL ASSETS	$1,715,586	$4,100,509

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

Virtuix Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets
As of March 31, 2016 and 2015

	March 31,	March 31,
	2016	2015
CURRENT LIABILITIES
Accounts payable	$135,066	$28,501
Accrued expenses	196,504	76,274
Deferred revenue	2,462,846	1,866,722
Due to related party	-	60,000
Current portion of notes payable	405,305	365,328
Less: discount on notes payable	(18,322)	(17,599)
Current portion of notes payable, net of discount	386,983	347,729

TOTAL CURRENT LIABILITIES	3,181,399	2,379,226

LONG-TERM LIABILITIES
Notes payable, net of current portion	234,109	634,672
Less: discount on notes payable	(10,168)	(24,932)
Notes payable, net of discount	223,941	609,740

TOTAL LONG-TERM LIABILITIES	223,941	609,740

TOTAL LIABILITIES	3,405,340	2,988,966

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, $.001 par value, 15,300,000 shares authorized, 7,652,741 and 6,604,283 shares issued and outstanding at March 31, 2016 and 2015, respectively	7,652	6,604

Additional paid-in capital - preferred stock	7,560,329	5,962,456

Common stock, $.001 par value, 23,000,000 shares authorized, 5,500,000 shares issued and outstanding at March 31, 2016 and 2015	5,500	5,500

Additional paid-in capital - common stock	468,826	272,579

Accumulated Deficit	(9,732,061)	(5,135,596)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(1,689,754)	1,111,543

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)	$1,715,586	$4,100,509

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

Virtuix Holdings, Inc. and Subsidiaries
Consolidated Statements of Operations
For the years ended March 31, 2016 and 2015

	March 31,	March 31,
	2016	2015

NET SALES	$17,270	$-

COST OF GOODS SOLD	27,262	-

GROSS PROFIT (LOSS)	(9,992)	-

OPERATING EXPENSES
Selling expenses	687,667	301,820
General and administrative expenses	3,296,973	2,221,986
Provision for inventory loss	115,593	-
Research and development expenses	365,257	926,023

TOTAL OPERATING EXPENSES	4,465,490	3,449,829

LOSS FROM OPERATIONS	(4,475,482)	(3,449,829)

OTHER INCOME (EXPENSE)
Interest income	13,973	6,791
Interest expense	(129,725)	(79,464)

TOTAL OTHER INCOME (EXPENSE)	(115,752)	(72,673)

PROVISION FOR INCOME TAX
State tax expense	5,231	2,672

TOTAL PROVISION FOR INCOME TAX	5,231	2,672

NET LOSS	(4,596,465)	(3,525,174)

Add: Net loss attributable to noncontrolling interests, net of tax	2,403	852

NET LOSS ATTRIBUTABLE TO VIRTUIX HOLDINGS, INC.	$(4,594,062)	$(3,524,322)

Weighted average common shares outstanding:
Basic and Diluted	5,500,000	5,500,000
Net loss per share:
Basic and Diluted	$(0.84)	$(0.64)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

Virtuix Holdings, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended March 31, 2016 and 2015

	Common Stock			Preferred Stock				Deficit Attributable
			Additional			Additional	Accumulated	to Noncontrolling
	Shares	Amount	Paid-In Capital	Shares	Amount	Paid-In Capital	Deficit	Interest	Total

Balance at March 31, 2014	5,500,000	$5,500	$183,132	-	$-	$-	$(1,603,580)	$(6,842)	$(1,421,790)
Issuance of preferred stock	-	-	-	5,885,533	5,885	5,335,377	-	-	5,341,262
Convertible promissory note converted to preferred stock	-	-	-	500,000	500	399,500	-	-	400,000
Related party notes converted to preferred stock	-	-	-	218,750	219	174,781	-	-	175,000
Preferred stock warrants	-	-	-	-	-	52,798	-	-	52,798
Stock-based compensation	-	-	89,447	-	-	-	-	-	89,447
Net loss	-	-	-	-	-	-	(3,524,322)	(852)	(3,525,174)

Balance at March 31, 2015	5,500,000	$5,500	$272,579	6,604,283	$6,604	$5,962,456	$(5,127,902)	$(7,694)	$1,111,543
Convertible promissory notes converted to preferred stock	-	-	-	747,426	747	896,163	-	-	896,910
Issuance of preferred stock	-	-	-	301,032	301	701,710	-	-	702,011
Stock-based compensation	-	-	196,247	-	-	-	-	-	196,247
Net loss	-	-	-	-	-	-	(4,594,062)	(2,403)	(4,596,465)

Balance at March 31, 2016	5,500,000	$5,500	$468,826	7,652,741	$7,652	$7,560,329	$(9,721,964)	$(10,097)	$(1,689,754)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

Virtuix Holdings, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended March 31, 2016 and 2015

	March 31,	March 31,
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(4,596,465)	$(3,525,174)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	115,230	33,496
Amortization of discount on notes payable	14,041	10,266
Stock-based compensation	196,247	89,447
Loss on disposal of assets	45,681	-
(Increase) decrease in assets:
Prepaid expenses and other current assets	(125,880)	(32,270)
Inventory	(123,334)	-
Increase (decrease) in liabilities:
Accounts payable	106,565	28,501
Accrued expenses	137,439	9,153
Deferred revenue	596,124	614,868
Due from related party	-	60,000
Net cash used in operating activities	(3,634,352)	(2,711,713)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for purchases of fixed assets, including intangibles	(557,878)	(129,519)
Net cash used in investing activities	(557,878)	(129,519)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of preferred stock	702,011	5,421,997
Offering costs	-	(80,735)
Proceeds from convertible promissory notes	819,701	-
Proceeds from long-term notes payable	-	1,000,000
Payments on long-term notes payable	(360,586)	-
Loan costs	-	(12,000)
Net cash provided by financing activities	1,161,126	6,329,262

NET INCREASE/(DECREASE) IN CASH	(3,031,104)	3,488,030

CASH AT BEGINNING OF YEAR	3,876,657	388,627

CASH AT END OF YEAR	$845,553	$3,876,657

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest	$98,474	$69,198
State taxes	$5,231	$2,672

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Convertible promissory notes converted to preferred stock	$879,701	$400,000
Conversion of related party note to convertible note	$60,000	$-
Accrued interest on convertible promissory notes converted to preferred stock	$17,209	$-
Related party notes converted to preferred stock	$-	$175,000

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

Virtuix Holdings, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of March 31, 2016 and 2015 and for the years then ended

Note 1. Nature of Operations

Virtuix Holdings Inc. (“Virtuix Holdings” or the “Company”) was formed in December 20, 2013 as a Delaware Corporation. The Company has a wholly-owned subsidiary, Virtuix, Inc. (“VI”), a Delaware corporation formed on April 15, 2013. Virtuix, Inc. develops virtual reality hardware and software, and its main product is the Omni, a virtual reality interface to move freely and naturally in video games and virtual worlds. Virtuix Interactive I, LLC (“VII”), a Texas Limited Liability Company, was formed on January 6, 2014, and on that date, the Company became the majority member, with 85% of the controlling financial interest. VII was formed to create interactive virtual reality content for use with the Omni. On June 24, 2015, the Company acquired Virtuix Manufacturing, Limited (“VML”) as a wholly-owned subsidiary. VML is a Hong Kong corporation that was formed to conduct manufacturing operations and transact business with Chinese suppliers.

As of March 31, 2016, the Company has not yet generated significant earned revenue. The Company’s activities since inception have consisted of research and development of its product, capital raising, sales efforts to pre-sell its main product, and efforts to commence initial sales fulfillment. Once the Company commences its planned operations of producing and selling its products at full scale, it will incur significant additional expenses in conjunction with producing and selling products commercially. The Company is dependent upon additional capital resources for the commencement of its planned operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably produce and sell its products.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Virtuix Holdings, Inc. as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America (“GAAP”). Significant intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation

The consolidated financial statements are presented using the accrual basis of accounting and conform to the accounting principles generally accepted in the United States of America (“GAAP”). Therefore, revenues are recognized when earned and expenses are recognized when incurred.

The Company has elected to adopt early application of Accounting Standards Update (“ASU”) No. 2014-10, Development Stage Entities (“Topic 915”): Elimination of Certain Financial Reporting Requirements. The Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

Certain prior year amounts have been reclassified to conform to current year presentation.

The Company has adopted a fiscal year ending March 31st of each year.

See accompanying Independent Auditor’s Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of March 31, 2016 and 2015 and for the years then ended

Management's Estimates

Preparing the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the sales agreement or purchase order, ownership and risk of loss pass to the customer, collectability is reasonably assured, and pricing is fixed or determinable. The Company’s shipping terms are generally F.O.B. shipping point, where title is transferred and revenue is recognized when the products are shipped to customers.

Noncontrolling Interests

In accordance with the guidance under Topic 810, Noncontrolling Interests, in consolidated financial statements, references to net income and stockholders’ equity attributable to the Company do not include noncontrolling interests, which are reported separately.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of March 31, 2016 and 2015, the Company’s cash and cash equivalents were deposited primarily in three and two, financial institutions, respectively, which at times, exceed the federally insured limits. The Company has $27,752 of its cash balances restricted as of March 31, 2016 and 2015.

Inventory Valuation

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value (market) in accordance with Topic 330, Inventory. Cost is computed using standard cost, which approximates actual cost. The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to completion and disposal. The Company impairs slow-moving products by comparing inventories on hand to projected demand. When impairments are established, a new cost basis of the inventory is created.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

See accompanying Independent Auditor’s Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of March 31, 2016 and 2015 and for the years then ended

The estimated useful lives for significant property and equipment categories are as follows:

Computer Equipment	5 years
Furniture and Fixtures	7 years
Machinery and Equipment	7 years
Trade Show Equipment	5 – 7 years

Fair Value Measurements

The Company’s financial instruments consist primarily of cash, accounts payable, accrued expenses, notes payable, and common stock warrants issued to lenders. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments. The estimated fair value is not necessarily indicative of the amounts the Company would realize in a current market exchange or from future earnings or cash flows. The Company adopted Topic 820-10, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value which focuses on an exit price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The standard also prioritizes, within the measurement of fair value, the use of market-based information over entity specific information and establishes a three-level hierarchy for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date.

The three-level hierarchy for fair value measurements is defined as follows:

•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets

•

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability other than quoted prices, either directly or indirectly including inputs in markets that are not considered to be active

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Intangibles

The Company’s intangible assets represent software, trademarks, and a website, which are amortized on a straight-line basis over the years expected to be benefited. The costs of developing any intangibles for internal use are expensed as incurred.

See accompanying Independent Auditor’s Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of March 31, 2016 and 2015 and for the years then ended

Software Development Costs

The Company accounts for software development costs in accordance with several accounting pronouncements, including Topic 730, Research and Development, Topic 350-40, Internal-Use Software, Topic 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and Topic 350-50, Website Development Costs.

Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for use internal and external, have been charged to operations in the period incurred as research and development costs. Additionally, costs incurred after determination of readiness for market have been expensed as research and development.

The Company capitalizes certain costs in the development of its proprietary software (computer software to be sold, leased or licensed) for the period after technological feasibility was determined and prior to marketing and initial sales. Website development costs have been capitalized, under the same criteria as marketed software.

Deferred Revenue

Deferred revenue represents revenues collected but not earned as of March 31, 2016 and 2015. This is primarily composed of revenue for pre-orders of the Omni that have not been completed by the end of the financial reporting period.

Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted earnings per share. Basic and diluted earnings per share reflect the actual weighted average of common shares issued and outstanding during the period. No dilutive effects were considered since the Company is in a net loss position as March 31, 2016 and 2015. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Federal Income Taxes

Topic 740-10, Accounting for Uncertainty in Income Taxes, clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740-10 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the years ended March 31, 2016 and 2015, no uncertain tax positions were identified. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

The Company’s less than wholly-owned subsidiary, VII is not subject to federal income taxes, and such taxes are the responsibility of the respective members.

See accompanying Independent Auditor’s Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of March 31, 2016 and 2015 and for the years then ended

Recent Accounting Pronouncements

In June 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-10, Development Stage Entities, which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members’ equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has elected to early adopt this ASU and therefore, does not present or disclose inception-to-date information and other remaining disclosure requirements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has elected to early adopt this pronouncement, as described in Note 13.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to the consolidated financial statements for the year ended March 31, 2016.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

See accompanying Independent Auditor’s Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of March 31, 2016 and 2015 and for the years then ended

Foreign Currency Remeasurement

The non-U.S. subsidiary operates using the U.S. dollar as the functional currency. Remeasurement adjustments are recorded in other income or expense, net of taxes. The effect of foreign currency exchange rates on balance sheet accounts was not material for the year ended March 31, 2016.

Note 3. Inventory

Inventory consisted of the following as of:

	March 31,	March 31,
	2016	2015
Raw Materials	$95,330	$-
Work In Process	3,966	-
Finished Goods	24,038	-
	$123,334	$-

Manufacturing began in December 2015, and as of the year ended March 31, 2016, only 60 units had been produced. Management conducted a thorough review of the inventory process, and as a result, a provision for inventory losses was recorded in the amount of $115,593. This decision was based on the fact that the Company had recently commenced manufacturing, most of the write down pertained to intercompany transfer costs, and that the Company decided to exit the related activity and outsource manufacturing. As this decision was clearly not attributable to external market factors, the Company has recorded the provision for inventory losses in operations as of March 31, 2016 and not as a component of cost of goods sold.

Note 4. Property and Equipment

Property and equipment consist of the following as of March 31:

	March 31,	March 31,
	2016	2015
Computer Equipment	$56,323	$27,444
Furniture and Equipment	15,757	13,060
Machinery and Equipment	513,599	83,410
Office Equipment	1,048	1,048
	586,727	124,962
Less Accumulated Depreciation	(97,154)	(24,671)
	$489,573	$100,291

For the years ended March 31, 2016 and 2015, management has recorded depreciation expense in the consolidated statements of operations of $91,092 and $21,284, respectively.

See accompanying Independent Auditor’s Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of March 31, 2016 and 2015 and for the years then ended

Note 5. Intangibles

Intangible assets consist of the following as of:

	March 31,	March 31,
	2016	2015
Software and game design	$5,704	$25,704
Trademarks	38,879	14,055
Website	57,901	37,937
Total intangibles	102,484	77,696
Less Accumulated Amortization	(24,409)	(11,302)
Net intangibles	$78,075	$66,394

For the years ended March 31, 2016 and 2015, management has recorded amortization expense in the consolidated statements of operations of $20,143 and $9,881, respectively.

Note 6. Notes Payable

On April 1, 2014, the Company carried three convertible promissory notes amounting to $400,000. Interest was to be accrued at 8% until the notes matured on September 30, 2014. At any time before maturity of the notes, the entire outstanding principal plus accrued and unpaid interest could be converted to shares of the Company’s capital stock when the Company issued and sold shares of its capital stock and the aggregate proceeds were equal to or exceeded $750,000.

Also on April 1, 2014, the Company carried two promissory notes in the amount of $100,000 and $75,000 with a related party, payable in semi-annual installments at 1% interest. The notes were to mature on December 27, 2014 and January 28, 2015, respectively.

As described in Note 7, all the aforementioned notes were converted to shares of Series Seed Preferred Stock on April 22, 2014.

Effective September 4, 2014, the Company entered into an agreement to obtain financing with Western Technology Investment (“WTI”). The initial commitment of $1,000,000 was received on September 5, 2014. Terms of the note are interest-only payments in six monthly installments at .979% of the amount borrowed, and thirty months of principal and interest payments beginning April 1, 2015 in the amount of $38,255, due in September 2017. The note bears a fixed rate of interest of 11.75% and is secured by all assets of the Company.

In the terms of the agreement, the Company granted a warrant to WTI to acquire shares in the most recent or next round of preferred stock, at WTI’s option, at the lower of $0.80 per share or the lowest price per share at which the Company has sold any shares of its Series Seed Preferred Stock (as of any determination date and subject to any adjustments for splits, dividends, or distributions since the date of such sale). The aggregate exercise price will be $125,000. The warrant will be exercisable until its expiration date of December 31, 2024. Upon a change of control or initial public offering of the Company’s capital stock, the warrant shall automatically be exchanged, for no consideration from WTI, for the maximum number of shares of the Company’s stock for which the warrant would have otherwise been exercisable.

See accompanying Independent Auditor’s Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of March 31, 2016 and 2015 and for the years then ended

According to guidance of Topic 470-20, Debt, the warrant is recorded in equity as additional paid in capital – preferred stock, at fair value as of the date of issuance, and in liabilities, as a contra account, called discount on note payable.

The fair value at the issuance date was determined to be $52,798 using the Black-Scholes model with the following assumptions. No adjustment to the fair value was made to account for the down-round protection clause in the agreement as management determined this adjustment would be difficult to estimate and immaterial to these consolidated financial statements.

Exercise Price	$0.80
Dividend Yield	0.00%
Volatility	32.40%
Risk-free Rate	0.80%
Years to Expiration	10

The discount is amortized over the life of the note using the effective interest method. The carrying value of the note at March 31, 2016 and 2015, was $610,924 ($639,414 principal, less discount of $28,490) and $957,469 ($1,000,000 principal, less discount of $42,531), respectively. The discount amortization is included in interest expense and was $14,041 and $10,266, respectively for the years ended March 31, 2016 and 2015.

Future maturities of long-term debt are as follows as of March 31:

Principal
2017	$386,983
Thereafter	223,941
$610,924

The Company issued subordinated unsecured convertible promissory notes amounting to $819,701 between May 2015 and July 2015 and a $60,000 related party payable was transferred to convertible notes payable. Interest was to be accrued at 6% until the notes matured on September 30, 2015. If, on or before the maturity date, the Company issued or sold shares of any preferred stock of the Company for cash in a single transaction or series of related transactions in which the gross proceeds to the Company was at least $1,500,000, the entire outstanding principal plus accrued and unpaid interest of the notes would be automatically be converted into either (i) the same class or series of preferred stock as are issued, at the same price per share at which such stock is issued and sold by the Company or (ii) shares of preferred stock of the Company at a price per share of $1.20. If, on or before the maturity date, the Company consummated a deemed liquidation, the entire outstanding principal plus accrued and unpaid interest of the notes would be converted into shares of preferred stock at a price per share equal to $1.20. If the above did not occur, then on the maturity date, the entire outstanding principal plus accrued and unpaid interest of the notes would be converted into shares of preferred stock at a purchase price equal to $1.20 per share. The Company analyzed these notes in accordance with ASC 470-20 and determined the conversion features were not beneficial as of the issuance dates. All of the notes, plus $17,209 of accrued unpaid interest, were converted into shares of preferred stock on September 30, 2015.

See accompanying Independent Auditor’s Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of March 31, 2016 and 2015 and for the years then ended

Note 7. Capital Stock

Prior to April 7, 2014, the Company’s capital stock consisted of 10,000,000 authorized shares of $0.001 par common stock, of which 5,500,000 shares were issued and outstanding. Effective April 7, 2014, the Company amended its certificate of incorporation to include two classes of stock. The number of shares of common stock authorized increased from 10,000,000 shares to 12,500,000 shares and the Company also authorized 3,750,000 shares of $0.001 par value Series Seed Preferred Stock (the “Preferred Stock”).

Effective August 7, 2014, the number of shares of common stock authorized increased from 12,500,000 shares to 12,750,000 shares, and the Company also increased its authorized Preferred Stock from 3,750,000 shares to 4,000,000 shares.

Effective December 4, 2014, the number of shares of common stock authorized increased from 12,750,000 shares to 15,000,000 shares, and the Company also increased its authorized Preferred Stock from 4,000,000 shares to 7,000,000 shares.

Effective May 6, 2015, the number of shares of common stock authorized increased from 15,000,000 shares to 16,000,000 shares, and the Company also increased its authorized Preferred Stock from 7,000,000 shares to 8,300,000 shares.

Effective March 9, 2016, the number of shares of common stock authorized increased from 16,000,000 shares to 23,000,000 shares and the number of shares of Preferred Stock authorized increased from 8,300,000 shares to 15,300,000 shares. The preferred stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, and 7,000,000 shares of Series A Preferred Stock.

Each holder of the Preferred Stock will have the right to convert the shares at any time, at the option of the holder, into shares of the common stock of the Company at a rate determined by dividing the number of shares held by the price paid per share.The preferred stock has liquidation preferences of $0.80 per share, $1.05 per share, and $2.332 per share for the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, and Series A Preferred Stock, respectively. The total liquidation preference on the preferred stock as of March 31, 2016 was $7,483,801.

As of March 31, 2016, the Company has reserved 17,300,000 shares of its authorized but unissued common stock for possible future issuance in connection with the following:

Shares
Long Term Incentive Plan	2,000,000
Conversion of Preferred Stock	15,050,000
Exercise of stock warrants	250,000

See accompanying Independent Auditor’s Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of March 31, 2016 and 2015 and for the years then ended

The Company issued 2,854,283 shares of Preferred Stock at $1.05 per share between November 24, 2014 and February 24, 2015.

During the year ended March 31, 2015, all of the April 1, 2014 convertible promissory notes mentioned in Note 6 were converted to shares of Preferred Stock by dividing the principal by $0.80, resulting in an issuance of 500,000 shares of Preferred Stock on April 22, 2014. Accrued interest in the amount of $4,713 was paid directly to investors. The two April 1, 2014 promissory notes mentioned in Note 6 were exchanged for convertible promissory notes then converted into 218,750 shares of the Preferred Stock on April 30, 2014. This is a related party transaction. The remaining 3,031,250 shares of the Preferred Stock were issued at $0.80 per share to investors between April 17, 2014 and May 19, 2014.

During the year ended March 31, 2016, all subordinated unsecured convertible promissory notes issued between May and July of 2015, along with accrued interest, were converted to preferred stock, resulting in the issuance of 747,426 shares of preferred stock.

Effective March 22, 2016, the Company was qualified by the Securities and Exchange Commission to offer up to 6,432,247 shares of its Preferred Stock (referred to as Series A Preferred) to accredited and non-accredited investors in a Regulation A Offering. The Company obtained subscriptions and issued 301,032 shares of the Series A Preferred at $2.332 per share between March 22, 2016 and March 31, 2016, and may continue to accept subscriptions through July 31, 2016.

Note 8. Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, Compensation – Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period.

On June 25, 2014, the board of directors of the Company approved a stock-based employee compensation plan, the Long Term Incentive Plan (the “Plan”), and reserved 2,000,000 shares of common stock for issuance under the Plan. Awards granted under the Plan typically expire ten years after the grant date.

During the years ended March 31, 2016 and 2015, 473,948 and 493,750 ISO options were granted, 239,258 and 111,250 ISO options were forfeited as a result of employee terminations, and 30,469 and 56,250 ISO options were vested, all respectively.

The Company accounts for share-based payments to non-employees, with guidance provided by Topic 505-50, Equity-Based Payments to Non-Employees. On June 25, 2014, the board of directors of the Company granted two non-qualified stock options (“NQSOs”) for a total of 1,181,250 shares, with an exercise price of $0.11 per share, to certain independent contractors of Virtuix, Inc. Effective October 21, 2014, the board of directors granted two NQSOs for a total of 57,030 shares, with an exercise price of $0.11 per share, to certain advisors of Virtuix, Inc. Effective March 10, 2016, the board of directors granted a NQSO to an advisor for a total of 10,720 shares, with an exercise price of $0.32 per share. As of March 31, 2016 and 2015, 602,896 and 11,881 NQSO options were vested, respectively. As of March 31, 2016, 56,250 NQSO options were forfeited.

See accompanying Independent Auditor’s Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of March 31, 2016 and 2015 and for the years then ended

Compensation expense pertaining to ISOs of $14,154 and $18,252, and compensation expense pertaining to NQSOs of $182,093 and $71,195 was recorded as of March 31, 2016 and 2015, both respectively, in general and administrative expenses in the consolidated statements of operations.

Total compensation cost related to non-vested awards not yet recognized as of March 31, 2016 was $315,400 and will be recognized over a weighted-average period of approximately 8 months. The amount of future stock option compensation expense could be affected by any future option grants or by option holders leaving the Company before their grants are fully vested or exercised.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. Options granted during the year ended March 31, 2016 were recorded at an estimated grant date fair value of $0.13 per option. The assumptions utilized in determining the fair value of option grants during the year ended March 31, 2016 are as follows:

Exercise Price	$0.32
Dividend Yield	0.00%
Volatility	45.10%
Risk-free Rate	1.50%
Years to Expiration – ISOs	5
Years to Expiration – NQSOs	10

See accompanying Independent Auditor’s Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of March 31, 2016 and 2015 and for the years then ended

Vesting generally occurs over a period of three to four years for employees and three to ten years for non-employee consultants. A summary of information related to stock options for the year ended March 31, 2016 is as follows:

		Weighted		Weighted
		Average		Average
	March 31,	Exercise	March 31,	Exercise
	2016	Price	2015	Price
Outstanding - beginning of year	1,620,780	$0.11	-	$0.11
Granted	484,668	$0.32	1,732,030	$0.11
Exercised	-	$-	-	$-
Forfeited	(295,508)	$0.11	(111,250)	$0.11
Outstanding - end of year	1,809,940	$0.17	1,620,780	$0.11
Exercisable at end of year	633,365	$0.11	68,131	$0.11
Weighted average duration to expiration of outstanding options at year-end (years)	8.6		9.3

Note 9. Research and Development

Expenses relating to research and development are expensed as incurred. For the years ended March 31, 2016 and 2015, research and development consisted of the following:

	March 31,	March 31,
	2016	2015

Design expenses	$43,722	$247,971
Game and software development expenses	24,237	261,216
Hardware development expenses	-	29,866
Prototypes	120,636	182,637
Other research and development expenses	176,662	204,333

	$365,257	$926,023

Note 10. Royalty Commitments

The Company has certain royalty commitments associated with the shipment of its products for the use of licensed software and modifications together with the Company’s hardware and other software. Royalty expense is generally based on a dollar amount per unit shipped and can range from $1 per unit to $8 per unit. For the years ended March 31, 2016 and 2015, management has recorded royalty expense in the consolidated statements of operations of $224 and $0, respectively.

See accompanying Independent Auditor’s Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of March 31, 2016 and 2015 and for the years then ended

Note 11. Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards.

	March 31,	March 31,
	2016	2015
Deferred tax assets:
Share-based compensation expense	$86,572	$24,206
Net operating loss carryforward	2,961,058	1,463,515
Long-term deferred tax liabilities:
Property and equipment	(742)	(13,914)
Net deferred tax assets and liabilities	3,046,888	1,473,807
Valuation allowance	(3,046,888)	(1,473,807)
Net deferred tax asset	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to net operating losses for the years ended March 31, 2016 and 2015 and cumulative losses through March 31, 2016. Therefore, valuation allowances of $3,046,888 and $1,473,807 were recorded for the years ended March 31, 2016 and 2015, respectively. Accordingly, no provision for income taxes has been recognized for the years ended March 31, 2016 and 2015.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At March 31, 2016 and 2015, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $8,708,994 and $4,304,455, which may be carried forward and will expire if not used between 2034 and 2036 in varying amounts. Such amounts have been fully reserved in the valuation allowance discussed above.

Topic 718 provides that income tax effects of share-based payments are recognized in the financial statements for those awards that will normally result in tax deductions under existing tax law. Under current U.S. federal tax law, the Company receives a compensation expense deduction related to NQSOs only when those options are exercised. Accordingly, the consolidated financial statement recognition of compensation cost for NQSOs creates a deductible temporary difference, which results in a deferred tax asset and a corresponding deferred tax benefit in the consolidated statement of operations. The Company does not recognize a tax benefit for compensation expense related to ISOs unless the underlying shares are disposed of in a disqualifying disposition. Accordingly, compensation expense related to ISOs is treated as a permanent difference for income tax purposes.

See accompanying Independent Auditor’s Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of March 31, 2016 and 2015 and for the years then ended

Note 12. Related Party Transactions

Virtuix, Inc. paid certain expenses on behalf of Virtuix Holdings. An intercompany receivable and payable is recorded in the amount of $28,261 and $10,963 on each respective company’s books at March 31, 2016 and 2015, respectively. The amounts eliminate in the financial statement consolidation.

Virtuix, Inc. paid certain expenses on behalf of VII, and an intercompany receivable and payable is recorded in the amount of $17,298 on each respective company’s books at March 31, 2015. The amount eliminates in the financial statement consolidation and was paid in the year ending March 31, 2016.

As mentioned in Note 15, the Company acquired common stock of a foreign subsidiary, Virtuix Manufacturing, Limited (“VML”) in June 2015. The amount due to the foreign subsidiary is $1,290, which is recorded as an intercompany receivable and payable on each respective company’s books, and the amount eliminates in the financial statement consolidation.

Virtuix, Inc. paid certain expenses on behalf of VML in the amount of $711,131, and Virtuix Holdings, Inc. paid certain expenses on behalf of VML in the amount of $142,207. Intercompany receivables and payables are recorded and the amounts eliminate in the financial statement consolidation.

VML paid certain expenses on behalf of Virtuix, Inc. An intercompany receivable and payable is recorded in the amount of $77,570 on each respective company’s books, and the amount eliminates in the financial statement consolidation.

During the year ended March 31, 2015, the Company received cash advances from a related party totaling $60,000. The amount was due to the related party at March 31, 2015 and was converted to a convertible note payable during the year ended March 31, 2016.

Note 13. Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed in Note 2, the Company has elected to early adopt ASU 2014-15 and followed this guidance in assessing the going concern assumption.

Although the Company has commenced planned principal operations with the shipment of its first product in December 2015, it has not generated meaningful revenues or profits since inception, and has sustained net losses of $4,594,062 and $3,524,322 for the years ended March 31, 2016 and 2015, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are issued.

In making this assessment, management weighed the significance of the factors, conditions, and events considered. Management primarily based the conclusion on the inception-to-date cumulative losses, lack of operating history, lack of meaningful revenues, and the progress made on completing the product for market. These factors were determined to be the primary drivers of the Company’s ability to sustain its operating costs in the near term. Management also performed an analysis of interim information subsequent to March 31, 2016, and projections of future operating results, which were given less weight due to the subjective nature of projections. Management’s plans relevant to the going concern assessment included the following considerations:

See accompanying Independent Auditor’s Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of March 31, 2016 and 2015 and for the years then ended

1.	The Company will continue to market its primary product and expects to continue to realize substantial cash flows from pre-sales.

2.

The Company plans to outsource production and bring the product to market during the next twelve months. The Company anticipates significant revenues from the primary product once it is brought to market.

3.

The Company will continue to raise capital from existing shareholders and third parties as necessary to fund its operating needs. Since March 31, 2016 the Company issued 1,342,986 shares of Series A Preferred at $2.332 per share for the Regulation A Offering mentioned in Note 7, receiving net proceeds of approximately $3 million, and anticipates receiving future funding through the offering end date of July 31, 2016.

Management concluded that its plans successfully alleviate the substantial doubt to the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are issued. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 14. Commitments and Contingencies

On November 20, 2013, the Company entered into a 24-month non-cancelable operating lease agreement for office space. A $12,728 deposit was paid on the lease and monthly rent payments ranged from $2,734 to $2,795 over the life of the lease. The lease commenced on January 1, 2014, but was terminated in August 2015 before its expiration date of December 31, 2015.

On June 2, 2014, the Company entered into a 12-month renewal on a non-cancelable operating lease agreement for office space. The lease renewal commenced on September 1, 2014 and expired on August 31, 2015. Monthly rent payments under this agreement were $3,400.

On June 25, 2015, the Company entered into a 39-month non-cancelable operating lease agreement for office space. The lease commenced on July 1, 2015 and expires on September 30, 2018, with an option to renew the lease for an additional three year period. A $48,000 deposit was paid on the lease and monthly rent payments range from $6,750 to $7,200 over the life of the lease.

Future minimum lease payments under this lease agreement at March 31:

2017	$82,350
2018	85,050
Thereafter	43,200
Total lease payments	$210,600

Rent expense was $151,639 and $88,363 for the years ended March 31, 2016 and 2015, respectively.

See accompanying Independent Auditor’s Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of March 31, 2016 and 2015 and for the years then ended

Note 15. Foreign Subsidiary

As mentioned in Note 12, on June 24, 2015, the Company acquired 10,000 shares of common stock of VML, a wholly-owned subsidiary. VML is a Hong Kong corporation that was formed to conduct manufacturing operations and transact business with Chinese suppliers.

Note 16. Patent

In January 2016, the Company received a notice that its first and major utility patent application was allowed for issuance as a patent by the United States Patent and Trademark Office.

Note 17. Subsequent Events

Since March 31, 2016 the Company obtained subscriptions and issued 1,342,986 shares of Series A Preferred at $2.332 per share for the Regulation A Offering mentioned in Note 7, receiving net proceeds of approximately $3 million.

VII was dissolved on June 6, 2016 with the state of Texas. The final tax return was filed as of December 31, 2015, and no other transactions are recorded in these financial statements after December 31, 2015.

In July 2016, the Company announced that it had formed a joint venture with Hero Entertainment, a publicly listed Chinese game publisher and eSports operator, to develop Active VR content and product bundles for the Chinese and U.S. markets. Hero Entertainment will invest in the joint venture through its eSports affiliate, Hero Sports, a leading eSports operator and the owner of Hero Pro League. Hero Sports plans to add VR eSports featuring the Virtuix Omni to its Hero Pro League.

In addition to its joint venture with Hero Entertainment, in July 2016 the Company announced a strategic investment by Leyard, a publicly listed Beijing firm. Leyard, whose sales networks extend to entertainment centers, shopping malls, and theme parks, plans to become an important customer and partner of the joint venture. A Series A warrant was issued to Leyard in relation to this agreement for 351,218 shares.

Management has evaluated subsequent events through July 25, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

See accompanying Independent Auditor’s Report

SUPPLEMENTARY INFORMATION

Virtuix Holdings, Inc. and Subsidiaries
Consolidating Balance Sheet (Supplementary Information)
As of March 31, 2016

			Virtuix	Virtuix
	Virtuix		Interactive I,	Manufacturing		Consolidated
	Holdings, Inc.	Virtuix, Inc.	LLC	Limited	Eliminations	Balance
ASSETS:

CURRENT ASSETS
Cash and cash equivalents	$278,623	$551,735	$-	$15,195	$-	$845,553
Due from related parties	142,207	739,392	-	78,860	(960,459)	-
Inventory	-	99,620	-	23,714	-	123,334
Prepaids and other current assets	24,998	88,692	-	59,688	-	173,378
TOTAL CURRENT ASSETS	445,828	1,479,439	-	177,457	(960,459)	1,142,265

NONCURRENT ASSETS
Property, plant and equipment, net	-	109,676	-	379,897	-	489,573
Intangibles, net	-	78,075	-	-	-	78,075
Deferred loan costs, net	5,673	-	-	-	-	5,673
TOTAL NONCURRENT ASSETS	5,673	187,751	-	379,897	-	573,321

INVESTMENT IN SUBSIDIARIES	7,554,628	-	-	-	(7,554,628)	-

TOTAL ASSETS	$8,006,129	$1,667,190	$-	$557,354	$(8,515,087)	$1,715,586

LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES
Accounts payable	$-	$74,303	$-	$60,763	$-	$135,066
Accrued expenses	-	176,232	-	20,272	-	196,504
Deferred revenue	-	2,462,846	-	-	-	2,462,846
Due to related party	29,551	77,570	-	853,338	(960,459)	-

Current portion of notes payable	405,305	-	-	-	-	405,305
Less: discount on notes payable	(18,322)	-	-	-	-	(18,322)
Current portion of notes payable, net of discount	386,983	-	-	-	-	386,983
TOTAL CURRENT LIABILITIES	416,534	2,790,951	-	934,373	(960,459)	3,181,399

LONG-TERM LIABILITIES
Notes payable, net of current portion	234,109	-	-	-	-	234,109
Less: discount on notes payable	(10,168)	-	-	-	-	(10,168)
Notes payable, net of discount	223,941	-	-	-	-	223,941
TOTAL LONG-TERM LIABILITIES	223,941	-	-	-	-	223,941
TOTAL LIABILITIES	640,475	2,790,951	-	934,373	(960,459)	3,405,340

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock	7,652	-	-	-	-	7,652
Additional paid in capital-preferred stock	7,560,329	-	-	-	-	7,560,329
Common stock	5,500	2,000	-	1,290	(3,290)	5,500
Additional paid in capital-common stock	-	7,952,854	67,310	-	(7,551,338)	468,826
Accumulated deficit	(207,827)	(9,078,615)	(67,310)	(378,309)	-	(9,732,061)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	7,365,654	(1,123,761)	-	(377,019)	(7,554,628)	(1,689,754)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,006,129	$1,667,190	$-	$557,354	$(8,515,087)	$1,715,586

See accompanying Independent Auditor’s report

Virtuix Holdings, Inc. and Subsidiaries
Consolidating Statement of Operations (Supplementary Information)
For the year ended March 31, 2016

	Virtuix		Virtuix	Virtuix
	Holdings,		Interactive I,	Manufacturing		Consolidated
	Inc.	Virtuix, Inc.	LLC	Limited	Eliminations	Balance

NET SALES	$-	$17,270	$-	$-	$-	$17,270

COST OF GOODS SOLD	-	27,262	-	-	-	27,262

GROSS PROFIT (LOSS)	-	(9,992)	-	-	-	(9,992)

OPERATING EXPENSES
Selling expense	-	686,526	-	1,141	-	687,667
General and administrative expense	4,838	2,947,038	16,021	329,076	-	3,296,973
Provision for inventory loss	-	115,593	-	-	-	115,593
Research and development expense	-	317,162	-	48,095	-	365,257
TOTAL OPERATING EXPENSES	4,838	4,066,319	16,021	378,312	-	4,465,490

LOSS FROM OPERATIONS	(4,838)	(4,076,311)	(16,021)	(378,312)	-	(4,475,482)

OTHER INCOME (EXPENSE)
Interest income	13,970	-	-	3	-	13,973
Interest expense	(129,725)	-	-	-	-	(129,725)
TOTAL OTHER INCOME (EXPENSE)	(115,755)	-	-	3	-	(115,752)

LOSS BEFORE INCOME TAXES	(120,593)	(4,076,311)	(16,021)	(378,309)	-	(4,591,234)

PROVISION FOR INCOME TAX
State tax expense	4,831	400	-	-	-	5,231
TOTAL PROVISION FOR INCOME TAX	4,831	400	-	-	-	5,231

NET LOSS	(125,424)	(4,076,711)	(16,021)	(378,309)	-	(4,596,465)

Add: Net loss attributable to noncontrolling interests, net of tax	-	-	2,403	-	-	2,403

NET LOSS ATTRIBUTABLE TO VIRTUIX HOLDINGS, INC.	$(125,424)	$(4,076,711)	$(13,618)	$(378,309)	$-	$(4,594,062)

See accompanying Independent Auditor’s report

Virtuix Holdings, Inc. and Subsidiaries
Consolidating Balance Sheet (Supplementary Information)
As of March 31, 2015

			Virtuix
	Virtuix		Interactive I,		Consolidated
	Holdings, Inc.	Virtuix, Inc.	LLC	Eliminations	Balance
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$3,703,161	$173,496	$-	$-	$3,876,657
Due from related party		28,261	-	(28,261)	-
Prepaids and other current assets	-	47,498	-	-	47,498
TOTAL CURRENT ASSETS	3,703,161	249,255	-	(28,261)	3,924,155

NONCURRENT ASSETS
Property, plant and equipment, net	-	100,291	-	-	100,291
Intangibles, net	-	50,373	16,021	-	66,394
Deferred loan costs, net	9,669	-	-	-	9,669
TOTAL NONCURRENT ASSETS	9,669	150,664	16,021	-	176,354

INVESTMENT IN SUBSIDIARIES	3,207,758	-	-	(3,207,758)	-

TOTAL ASSETS	$6,920,588	$399,919	$16,021	$(3,236,019)	$4,100,509

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$-	$28,501	$-	$-	$28,501
Accrued expenses	-	76,274	-	-	76,274
Deferred revenue	-	1,866,722	-	-	1,866,722
Due to related party	70,963	-	17,298	(28,261)	60,000

Current portion of notes payable	365,328	-	-	-	365,328
Less: discount on notes payable	(17,599)	-	-	-	(17,599)
Current portion of notes payable, net of discount	347,729	-	-	-	347,729
TOTAL CURRENT LIABILITIES	418,692	1,971,497	17,298	(28,261)	2,379,226

LONG-TERM LIABILITIES
Notes payable, net of current portion	634,672	-	-	-	634,672
Less: discount on notes payable	(24,932)	-	-	-	(24,932)
Notes payable, net of discount	609,740	-	-	-	609,740
TOTAL LONG-TERM LIABILITIES	609,740	-	-	-	609,740

TOTAL LIABILITIES	1,028,432	1,971,497	17,298	(28,261)	2,988,966

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock	6,604	-	-	-	6,604
Additional paid in capital - preferred stock	5,962,456	-	-	-	5,962,456
Common stock	5,500	2,000	-	(2,000)	5,500
Additional paid in capital - common stock	-	3,428,325	50,012	(3,205,758)	272,579
Accumulated deficit	(82,404)	(5,001,903)	(51,289)	-	(5,135,596)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	5,892,156	(1,571,578)	(1,277)	(3,207,758)	1,111,543

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,920,588	$399,919	$16,021	$(3,236,019)	$4,100,509

See accompanying Independent Auditor’s report

Virtuix Holdings, Inc. and Subsidiaries
Consolidating Statement of Operations (Supplementary Information)
For the year ended March 31, 2015

	Virtuix		Virtuix
	Holdings,		Interactive I,		Consolidated
	Inc.	Virtuix, Inc.	LLC	Eliminations	Balance

NET SALES	$-	$-	$-	$-	$-

COST OF GOODS SOLD	-	-	-	-	-

GROSS PROFIT	-	-	-	-	-

OPERATING EXPENSES
Selling expense	-	301,820	-	-	301,820
General and administrative expense	3,286	2,213,521	5,179	-	2,221,986
Research and development expense	-	925,523	500	-	926,023
TOTAL OPERATING EXPENSES	3,286	3,440,864	5,679	-	3,449,829

LOSS FROM OPERATIONS	(3,286)	(3,440,864)	(5,679)	-	(3,449,829)

OTHER INCOME (EXPENSE)
Interest income	6,791	-	-	-	6,791
Interest expense	(79,464)	-	-	-	(79,464)
TOTAL OTHER INCOME (EXPENSE)	(72,673)	-	-	-	(72,673)

LOSS BEFORE INCOME TAXES	(75,959)	(3,440,864)	(5,679)	-	(3,522,502)

PROVISION FOR INCOME TAX
State tax expense	2,672	-	-	-	2,672
TOTAL PROVISION FOR FEDERAL INCOME TAX	2,672	-	-	-	2,672

NET LOSS	(78,631)	(3,440,864)	(5,679)	-	(3,525,174)

Add: Net loss attributable to noncontrolling interests, net of tax	-	-	852	-	852

NET LOSS ATTRIBUTABLE TO VIRTUIX HOLDINGS, INC.	$(78,631)	$(3,440,864)	$(4,827)	$-	$(3,524,322)

See accompanying Independent Auditor’s report

INDEX TO EXHIBITS

2.1. Third Amended and Restated Certificate of Incorporation (1)

2.2. Bylaws (2)

3.1. Amended and Restated Investors' Rights Agreement (3)

3.2. Amended and Restated Right of First Refusal Agreement (4)

3.3 Voting Agreement (5)

4. Form of Subscription Agreement (6)

11.1 Consent of Auditing Accountant, Artesian, CPA, LLC (7)

________________________________

(1) Filed as an exhibit to the Virtuix Holdings Regulation A Offering Statement on Form 1-A (Commission File No.
024-10511) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1606242/000164460016000106/amd_certincp.htm.

(2) Filed as an exhibit to the Virtuix Holdings Regulation A Offering Statement on Form 1-A (Commission File No.
024-10511) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1606242/000164460016000063/virtuixholdings_bylaws.htm.

(3) Filed as an exhibit to the Virtuix Holdings Regulation A Offering Statement on Form 1-A (Commission File No.
024-10511) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1606242/000164460016000106/amd_rights_agrmt.htm.

(4) Filed as an exhibit to the Virtuix Holdings Regulation A Offering Statement on Form 1-A (Commission File No.
024-10511) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1606242/000164460016000106/amd_firstfagmt.htm.

(5) Filed as an exhibit to the Virtuix Holdings Regulation A Offering Statement on Form 1-A (Commission File No.
024-10511) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1606242/000164460016000106/voting_agrmt.htm.

(6) Filed as an exhibit to the Virtuix Holdings Regulation A Offering Statement on Form 1-A (Commission File No.
024-10511) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1606242/000164460016000106/subscriptionagreement.htm.

(7) Filed with this Form 1-K with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virtuix Holdings Inc.

By        /s/ Jan Goetgeluk

            Jan Goetgeluk, Chief Executive Officer of
            Virtuix Holdings Inc.

Date: July 27, 2016

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jan Goetgeluk
Jan Goetgeluk, Chief Executive Officer and Sole Director
Date: July 27, 2016